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Telephone: +852 3761 3300	David Zhang
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	+852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

August 9, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director
Ms. Kathleen Krebs, Special Counsel
Mr. William Mastrianna, Attorney-Adviser
Mr. Robert S. Littlepage, Accountant Branch Chief,
Mr. Joseph Cascarano, Senior Staff Accountant
AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re: Four Seasons Education (Cayman) Inc.
        Response to the Staff's Comments on the Draft Registration Statement on
        Form F-1 Confidentially Submitted June 29, 2017
        CIK No. 0001709819

Dear Mr. Spirgel:

    On behalf of our client, Four Seasons Education (Cayman) Inc. (the "*Company*"), a foreign private issuer under the laws of the Cayman Islands, we are submitting to the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") this letter setting forth the Company's responses to the comments contained in the Staff's letter dated July 26, 2017 on the Company's Draft Registration Statement on Form F-1 submitted on June 29, 2017 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company's ordinary shares (the "*Draft Registration Statement*"). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 1 to Draft Registration Statement on Form F-1 (the "*Revised Draft Registration Statement*") and certain exhibits thereto for confidential review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

PARTNERS: Pierre-Luc Arsenault[1] |Lai Yi Chau |Henry M.C. Cheng[3] |Justin M. Dolling[3] |David Patrick Eich[3#] |Liu Gan | Damian C. Jacobs[3] |Guang Li[1] |Neil E.M. McDonald |Douglas S. Murning[3] |Kelly Naphtali |Nicholas A. Norris[3] |Derek K.W. Poon[1,3] | Jesse D. Sheley |Arthur K.H. Tso |Li Chien Wong |Judy W.C. Yam |David Yun[3]
REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby[3] |Damien Coles[3] |David M. Irvine[3] |Benjamin W. James[2] |Xiaoxi Lin[1] | Daniel R. Lindsey[3] |Peng Qi[1] |Benjamin Su[1] |Jonathan J. Tadd[3] |Huimin Tang[1] |Wenchen Tang[1] |Xiaoyao Yin[1] |David Zhang[1]
ADMITTED IN: [1] State of New York (U.S.A.); [2] State of Texas (U.S.A.); [3] England and Wales; [#] non-resident

Beijing   Chicago   Houston   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Shanghai   Washington, D.C.

The Staff's comments are repeated below in bold and are followed by the Company's responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

General

1. ***Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.***

   The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

2. ***We note references to third-party market data throughout the prospectus, including references to the report you commissioned from Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing each statement with the underlying factual support.***

   The Company encloses as <u>Annex A</u> hereto the relevant portions of the industry and market data from Frost & Sullivan and the National Bureau of Statistics of China, supporting the corresponding statements in the registration statement.

Prospectus Summary, page 1

3. ***Please revise your disclosure in the beginning of the prospectus summary to clarify that the registrant, a Cayman Islands holding company, does not directly own substantially all of your business operations in the PRC, and the business you are describing is the business of your variable interest entities.***

   In response to the Staff's comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement.

AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
August 9, 2017
Page 3

4. *We note your disclosures elsewhere regarding fire safety permits, educational permits, and business licenses that each of your learning centers are required to possess. It appears that a significant number of your learning centers do not possess fire safety permits and are unable to comply with fire safety regulations; as a result, it appears that it will be impossible for a significant number of your learning centers to apply for educational permits, for which fire safety permits are a prerequisite, or even for business licenses, which require both fire safety and educational permits as prerequisites. While we note your risk factors regarding these issues, please prominently disclose in your prospectus summary that it will be impossible for a significant number of your learning centers to be in compliance with these foundational requirements. In this new disclosure, specifically address the number and materiality of the learning centers that do not possess fire safety permits, educational permits, and business licenses and the number that will be unable to obtain them. Highlight how the value of a prospective shareholder's investment in your business could be impacted by the suspension of operations or confiscation of profits scenarios that you outline. In addition, discuss whether you intend to continue the practice of opening or acquiring learning centers that do not possess, or do not comply with the requirements for obtaining, fire safety permits, educational permits and business licenses.*

The Company respectfully advises the Staff that, although as of the date of the Draft Registration Statement a number of the Company's learning centers do not possess the required fire permits, educational permits or business licenses, the Company is in the process of applying for such permits and licenses to the extent possible and continues to make every effort to achieve compliance with the relevant regulations across its learning center network.

Since the date of the Draft Registration Statement, the Company has already obtained fire permits for another 5 of its learning centers and has relocated 2 of its learning centers from their previous locations above the third floor of the building to locations on or below the third floor, to bring them in compliance with the relevant stipulations of PRC laws and regulations on venues for children's activities. This has reduced the number of learning centers without fire permits from 21 to 16 (and the proportion of gross billings in the 2017 fiscal year represented by those centers from 56.6% to 35.9%) and reduced the number of learning centers that are located above the third floor from 15 to 13 (and the proportion of gross billings in the 2017 fiscal year represented by those centers from 52.5% to 43.2%). The Company expects these numbers to continue to decrease before the time of the first public filing.

Furthermore, the Company expects that local authorities will promptly resume acceptance and approval of applications for educational permits and business licenses following the effective date of the implementing regulations for the amended Law on the Promotion of Private Education on September 1, 2017. This would allow the Company to further increase the proportion of learning centers that are in compliance with respect to the requisite permits and licenses. Thus, while it still remains the case that 23 of the Company's 34 learning centers do not possess the educational permit or business license that they require, representing 64.6% of the Company's gross billings in the 2017 fiscal year, the Company expects these numbers to decrease significantly beginning in September and before the time of the first public filing.

AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
August 9, 2017
Page 4

As the Staff has noted in its comment, the risk factors on pages 16 and 17 of the Draft Registration Statement address the licensing and compliance risks. The Company respectfully submits that the existing disclosure on these two pages addresses substantially all of the points which the Staff has requested be included in the prospectus summary, including the number and materiality of the learning centers and the potential impact on the value of a prospective investor's investment in the Company. In response to the Staff's comment for inclusion of disclosure in the prospectus summary of these permit and licensing matters, the Company has revised the disclosure under "Our Challenges" on page 4 of the Revised Draft Registration Statement to more explicitly call the reader's attention to the relevant risk factors on pages 16 and 17 of the Revised Draft Registration Statement.

The Company believes that its continued efforts to bring its learning centers into compliance with the applicable regulations, while not completely eliminating the risk or obviating the need for the risk factors, will substantially reduce the materiality of the risk to below the level where it would warrant a detailed discussion in the prospectus summary. Therefore, the Company respectfully requests that the Staff postpone the resolution of this comment pending further updates from the Company on the status of its compliance in future revisions to the Draft Registration Statement, particularly until after the Company has had an opportunity to submit applications for educational permits and business licenses under the amended Law on the Promotion of Private Education after September 1, 2017.

The Company affirms that it intends to comply with the relevant regulatory permit and licensing requirements either upon the launch or, in accordance with normal PRC regulatory practice, following the launch of any new learning centers that it opens or acquires in the future.

Our Business, page 1

5. *We note your disclosure in the fourth paragraph on page 1 that you have "gained a leading market share." Please clarify if this statement refers to your position in Shanghai's after- school elementary math education market or if it refers to a wider after-school education market.*

In response to the Staff's comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

6. *Please provide an organization chart that shows the structure of the company upon completion of the offering. Include the percentage ownership in the registrant by public shareholders, your majority owner, Mr. Peiqing Tian, and any other significant beneficial owner. Also disclose in the chart the names of the individuals who have direct ownership and control over the operating entities in China.*

In response to the Staff's comment, the Company has revised the disclosure on pages 5, 6, 7, 8, 61, 62 and 63 of the Revised Draft Registration Statement.

Risk Related to Our Corporate Structure

Our after-school education service business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties., page 25

7. *We note your statement that you hold the required licenses and permits necessary to conduct your after-school education business in the PRC. Please reconcile this statement with your earlier disclosure that the majority of your learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them.*

In response to the Staff's comment, the Company has revised the disclosure on page 27 of the Revised Draft Registration Statement.

8. *We note your plan to use the net proceeds of the offering to expand your learning center network, improve your existing facilities, etc. In light of your disclosures elsewhere regarding the restrictions on your ability to use the proceeds of this offering and to capitalize PRC operations, please disclose the estimated net proceeds that you will actually be able to use in the PRC for each purpose.*

    In response to the Staff's comment, the Company has revised the disclosure on page 51 of the Revised Draft Registration Statement to clarify that, pursuant to current PRC laws and regulations, the Company can use all of the proceeds of this offering for the planned uses in the PRC through its PRC subsidiary or its VIEs.

AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
August 9, 2017
Page 6

Enforceability of Civil Liabilities, page 56

9. *We note your disclosure that substantially all of your operations and assets are located outside of the United States and most of your directors and executive officers are nationals or residents of jurisdictions other than the United States. To provide further context to your discussion of the enforceability of civil liabilities in the Cayman Islands and the PRC, please disclose where your operations and assets are located and the nationalities and countries of residence of your directors and executive officers.*

    In response to the Staff's comment, the Company has revised the disclosure on page 58 of the Revised Draft Registration Statement.

Corporate History and Structure, page 58

10. *Please disclose that, if your PRC affiliated entities and their shareholders, Mr. Peiqing Tian and Mr. Peihua Tian, fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the affiliated entities' financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your affiliated entities. Disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary by your affiliated entities in China. Disclose that you do not have unfettered access to your PRC subsidiary's and affiliated entities' revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. Disclose the amount of fees paid to your PRC subsidiary from your affiliated entities and the amount of dividends you have received from your PRC subsidiary in the last two fiscal years. Disclose whether you expect these levels to continue in the future.*

    In response to the Staff's comment, the Company has revised the disclosure on pages 63 and 64 of the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 76

11. *We note your intention to use the net proceeds from the offering to finance your future working capital requirements and capital expenditures. Please discuss the current regulatory restrictions on funding your PRC operations from proceeds from this offering, including how much of your total offering amount would likely be available for investment in your PRC operations and the timeframe for seeking approval for such investment.*

The Company respectfully advises the Staff that under current PRC laws and regulations, the Company can utilize the proceeds of this offering to fund the Company's PRC operations through: (i) making loans to the Company's PRC subsidiary or VIEs, (ii) making capital contributions to the Company's PRC subsidiary, (iii) establishing new PRC subsidiaries and making capital contributions to them and (iv) acquiring offshore entities with business operations in the PRC.

Under PRC law, the maximum amount that the Company can loan to its PRC subsidiary is the higher of (i) the difference between the "total investment amount" of the PRC subsidiary defined under PRC laws and regulations and the registered capital of the PRC subsidiary, which is HK$10 million in the Company's case, or (ii) the PRC subsidiary's "financing limit" defined and calculated under PRC law, which is equal to twice the amount of the PRC subsidiary's net assets, calculated under PRC GAAP. Meanwhile, the maximum amount that the Company can loan to each of its VIEs is the financing limits of each VIE, in each case representing twice the amount of such VIE's net assets. The total time estimated to complete the relevant application or registration procedures for loans made to our PRC subsidiary or our VIEs is approximately six to eight weeks subject to SAFE review.

In addition, there are no limits under PRC law for the Company to make capital contributions to its PRC subsidiary. The Company does not need to obtain any approvals from the government for making such contributions, and is only required to make the required filings and registrations. The total time estimated to complete the relevant filing and registration for making such contributions is approximately two to four weeks.

As a result, the Company believes that all of the proceeds from this offering can be used to fund its operations in the PRC through loans or capital contributions to its PRC subsidiary or VIEs.

12. *Please revise to disclose the amount of restricted assets of your PRC subsidiaries as well as the unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances as of February 28, 2017. Also, please provide us with the calculations that support the RMB29, 243 restricted portion as disclosed on page F-32. We refer you to Section IV of SEC Release 33-8350.*

In response to the Staff's comment, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the RMB29,243 thousand in restricted net assets disclosed on F-34 represents the total paid-in capital and the statutory reserves of its VIEs and their affiliated entities without considering the effect of elimination upon consolidation during the relevant period, please see the calculation details in the table below.

	Paid-in Capital In '000 RMB	Statutory Reserves In '000 RMB
Shanghai Four Seasons Education Investment Management Co., Ltd.	2,000	—
Subsidiary of Shanghai Four Seasons Education Investment Management Co., Ltd.	500	62
Shanghai Four Seasons Education and Training Co., Ltd.	2,000	5,363
Subsidiaries of Shanghai Four Seasons Education and Training Co., Ltd.	17,900	1,418
Total		**29,243**

Holding Company Structure, page 80

13. *We note your disclosure regarding the respective revenue contributions of the company (and its subsidiaries) and your VIEs. Disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary by your VIEs in China. Disclose the amount of fees paid to your PRC subsidiary from your VIEs and the amount of dividends you have received from your PRC subsidiary in the last two fiscal years. Disclose whether you expect these levels to continue in the future.*

   In response to the Staff's comment, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement.

14. *We note your disclosure regarding the asset contribution breakout between the company (and its subsidiaries) and your VIEs. To provide further context to your discussion here, and elsewhere in your registration statement as appropriate, please provide further detail as to where your operations and assets are located. Where material, please distinguish between your Cayman Islands holding company, your Hong Kong subsidiary, and your WFOE based in the PRC.*

   In response to the Staff's comment, the Company has revised the disclosure on page 85 of the Revised Draft Registration Statement.

Business

Our Strengths, page 88

15. *We note your disclosure regarding delivering courses in certain K-12 schools in Shanghai. Please expand your risk factor disclosure to specifically discuss any risks associated with teaching courses directly in K-12 schools. Please also disclose if you similarly teach courses in public schools. Additionally, if any of your learning centers are located in these K-12 schools, please disclose this and discuss any attendant risks.*

   The Company respectfully advises the Staff that in delivering courses to K-12 schools, the Company normally provides its math courses to those K-12 schools once or twice per week with the Company's teachers and course materials. These K-12 schools include public schools. As advised by the Company's PRC counsel, Jingtian & Gongcheng, there are no PRC laws or regulations directly restricting or prohibiting the Company's delivery of courses to K-12 schools. Therefore, the Company does not believe that delivering courses in K-12 schools this way would expose the Company to any additional risks beyond the risks associated with the Company's operations already disclosed in the Draft Registration Statement. In addition, the Company confirms that none of its learning centers are located in the K-12 schools where the Company delivers its courses.

Expand Geographical Coverage, page 90

16. *It appears that several of your recent expansion efforts have been in the form of joint ventures or majority equity investments in existing schools. Please discuss whether management anticipates that these types of growth strategies will be your preferred method for expanding your geographical reach and number of enrollments.*

   In response to the Staff's comment, the Company has revised the disclosure on page 90 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it expects to expand its geographical coverage going forward primarily through joint ventures with local partners with established presences in their markets.

17. *Please revise this section to specifically state how the regulations discussed apply to your business activities in China, your shareholders' rights to receive dividends and other distributions, and the use of the net proceeds of the offering in China. As applicable, discuss the extent to which you are in compliance with each regulation. If you discuss these matters elsewhere in your disclosure, please provide a descriptive cross-reference to that disclosure.*

   In response to the Staff's comment, the Company has revised the disclosure on pages 107, 109, 110, 111 and 112 of the Revised Draft Registration Statement.

Related Party Transactions

Shareholders Agreement, page 121

18. *It appears that Chengwei Capital and Crimson Capital Partners have a "pre-emptive right to participate in the subscription of any new securities issued by [the company]." Please clarify if this right applies to the present offering.*

   In response to the Staff's comment, the Company has revised the disclosure on page 126 of the Revised Draft Registration Statement.

AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
August 9, 2017
Page 10

Amounts Due from Related Parties, page 122

19. *We note your disclosure that you expect all loans extended to Mr. Peiqing Tian and related entities will be repaid by August 2017. Please confirm to us when these personal loans have been fully repaid.*

   The Company has revised the disclosure on page 127 of the Revised Draft Registration Statement to reflect that those loans have been fully repaid.

20. *We also note that Mr. Peiqing Tian has held cash and cash equivalents on your behalf over the last two fiscal years. Please explain why, including the business purpose, entities involved and whether this arrangement is pursuant to a written contract. Disclose whether you intend to continue this arrangement.*

   In response to the Staff's comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

   The Company respectfully advises the Staff that the Company set up bank accounts under the name of Mr. Peiqing Tian, a de facto agent of the Company, and historically deposited cash into this account to take advantage of certain bank financial products. The Company withdrew funds from this account via Mr. Tian on an as-needed basis. Specifically, this arrangement was between Mr. Tian and Shanghai Four Seasons Education and Training Co., Ltd., one of our VIEs, and its affiliates. No contract was signed for the arrangement. As of July 31, 2017, all of the cash and cash equivalents held by Mr. Tian on behalf of the Company have been transferred to the Company. The Company has ceased this arrangement and does not intend to resume this arrangement in the future.

Experts, page 164

21. *We note on page 73 that your estimated fair value of the ordinary shares was determined based on a retrospective valuation with the assistance of an independent valuation firm. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and include a consent of the expert. Please revise accordingly and advise us.*

In response to the Staff's comment, the Company has revised the disclosure in the Revised Draft Registration Statement to remove the reference to the independent valuation firm wherever it occurs.

Financial Statements

Note 1. Organization and Principal Activities, page F-8

22. *We note the diagram of your corporate structure on page 58 showing the "direct ownership" of the learning centers by your VIEs, Shanghai Four Seasons Education and Training Co., Ltd., and Shanghai Four Seasons Education Investment Management Co., Ltd., respectively. Please clarify for us and disclose the form and nature of the direct ownership of the learning centers. Explain whether the learning centers are separate legal entities. Also, disclose which accounting model you applied to support consolidation of the learning centers into the VIEs.*

The Company respectfully advises the Staff that "learning center" is a business term referring to the physical establishment of the education facilities at a specific geographic location. The Company's learning centers are directly owned and operated by its VIEs and the VIEs' subsidiaries, and are not separate legal entities by themselves. There were multiple subsidiaries directly held by the two VIEs, and each subsidiary owns one or multiple learning centers. These subsidiaries are consolidated by the VIEs applying the voting interest model in accordance with ASC 810-10, while the VIEs and the VIEs' subsidiaries are consolidated by the Company by applying the variable interest entity model in accordance with ASC 810-10.

In response to the Staff's comment, the Company has provided a definition of learning center on page 9 and additional disclosure on page F-9 in the Revised Draft Registration Statement.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-10

23. *Please tell us how your disclosures address ASC 810-10-50-12(a), which requires disclosure of the methodology for determining whether you are the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made.*

The Company respectfully advises the Staff that in determining whether the Company is the primary beneficiary of a VIE, the Company considers if it has (i) the power to direct the activities that most significantly affect the economic performance of the VIE, and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE in accordance with ASC 810-10-25-38A.

Determining whether the Company is the primary beneficiary in the VIE arrangement between the WFOE and the VIE entities requires a careful evaluation of the facts and circumstances, including whether the contractual agreements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and U.S. GAAP. The Company continually reviews its corporate governance arrangements to ensure that the contractual agreements are in fact valid and legally enforceable and therefore are indeed substantive.

The Company has also considered conflicts of interest arisen from the contractual arrangements. Mr. Tian is both the nominal shareholder of the VIEs and the controlling shareholder and the largest shareholder of the Company. The interests of Mr. Tian as the nominal shareholder of the VIEs may differ from the interests of the Company as a whole, since Mr. Tian is only one of the beneficial shareholders of the company. The Company relies on Mr. Tian, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. The Company believes Mr. Tian will not act contrary to any of the contractual arrangements and the Call Option Agreement provides the Company with a mechanism to remove Mr. Tian as a nominal shareholder of the VIEs should he act to the detriment of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Tian, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

In response to the Staff's comment, the Company has provided additional disclosure on page F-11 in the Revised Draft Registration Statement.

24. ***We note your disclosure of the contractual agreements that provide the Company with effective control over the VIEs, presumably enabling the Company to have power to direct the activities that most significantly affects the economic performance of the VIEs. Please clearly describe how the contractual agreements convey power to direct the activities of the VIEs and what those powers entail.***

The Company respectfully advises the Staff that the effective control over the VIEs and its subsidiaries is considered having been conveyed to the Company through the design of the contractual agreements in the following aspects:

Through the Voting Rights Proxy Agreement and Irrevocable Power of Attorney, the shareholders of the VIEs, have irrevocably appointed Shanghai Fuxi Network Co. Ltd., or the WFOE, or any person designated by the WFOE, as attorney-in-fact, with the power to vote on their behalf on all matters requiring their approval and exercise all rights that such shareholders have in respect of their equity interests in the VIE. According to the articles of association of the VIEs, day to day management of the VIEs is conducted by executive directors of the VIEs who shall be nominated by the shareholders of the VIEs. All the significant transaction of the VIEs are subject to the approval of the shareholders. As such, the Power of Attorney effectively conveys the power of the shareholders to direct the activities of the VIEs to the WFOE.

In addition, the Call Option Agreement provides the WFOE with an exclusive option to all or any part of shareholders' equity interest in the VIEs. Without the WFOE's prior written consent, the VIE shareholders are prohibited from selling, pledging, or otherwise disposing of any equity interest in the VIEs. The Company considers that this purchase option effectively provides the WFOE with a substantive kick-out right of the VIE shareholders.

Further, through the Equity Pledge Agreement, the shareholders of the VIEs have pledged their equity interest in the VIEs to the WFOE to secure the above obligations.

Based on the points above, the Company believes the contractual agreements have conveyed to the WFOE the power to direct the activities of VIEs that most significantly impact the economic performance of the VIEs.

In response to the Staff's comment, the Company has provided additional disclosure on page F-12 in the Revised Draft Registration Statement.

25. *Refer to the Risk Factor bridging pages 27 and 28. In light of the unenforceability of the equity interest pledge agreements among Shanghai Fuxi, Shanghai Four Seasons Education Investment Management Co., Ltd and the shareholders of Shanghai Four Seasons Education Investment Management Co., Ltd, please explain to us your basis for concluding such agreements provide the Company effective control over the VIEs.*

The Company respectfully advises the Staff that, there are two VIEs, namely Shanghai Four Seasons Education Investment Management Co., Ltd., or Four Seasons Investment, and Shanghai Four Seasons Education and Training Co., Ltd., or "Shanghai Four Seasons. The Equity Pledge Agreement for Shanghai Four Seasons has been successfully registered with local branch of State Administration for Industry and Commerce in Shanghai and is legally enforceable, while the registration of the Equity Pledge Agreement of Four Seasons Investment is currently in process as of the date of this response letter. Substantially all of the Company's operations are conducted through learning centers held and operated by Shanghai Four Seasons. The revenues and net loss contributed by Four Seasons Investment and its subsidiary were RMB69,190 and RMB512,435 for the year ended February 28, 2017, respectively.

When performing the VIE consolidation analysis, the Company has taken into consideration the risk that the Equity Pledge Agreement for Four Seasons Investment may not be enforceable based on the fact it has not yet been successfully registered. The Company has obtained a legal opinion from PRC legal counsel that although Equity Pledge Agreement is not registered, its provisions shall still be legally binding on the parties to the Equity Pledge Agreements. Moreover, the main purpose of the Equity Pledge Agreement is to provide a guarantee on the obligations of the shareholders of the VIE under the other VIE agreements. The fact that the Equity Pledge Agreement is not registered does not in and of itself preclude the provisions in the other VIE agreements, namely the Voting Rights Proxy Agreement and Irrevocable Power of Attorney and the Call Option Agreement, from being legally binding and enforceable. The Company can choose to exercise its option under the Call Option Agreements to force the shareholders of Four Seasons Investment to transfer their respective equity interests in the VIE to a PRC person designated by the WFOE, and can resort to litigation in the PRC courts to force such equity interests to be transferred and prevent the transfer or encumbrance of the VIE's assets without the authorization of the WFOE. It is based on the comprehensive consideration and analysis of all the facts and circumstances, and the terms of all VIE agreements as a whole, that the Company has concluded the Company, through the WFOE, has been provided with effective control over Four Seasons Investment.

The Company has revised the disclosure of risk factor on page 30 in the Revised Draft Registration Statement.

<u>Note 10. Convertible Redeemable Preferred Shares and Warrants, page F-26</u>

26. ***In regard to conversion provisions in the second paragraph on page F-27, please clarify for us and in your disclosure the meaning of "effective conversion price at that time" and disclose the effective conversion price of the Preferred Shares as of the latest date practicable. Refer to ASC 505-10-50-3.***

The Company respectfully advises the Staff that, "effective conversion price at that time" refers to the conversion price that can be exercised at the time of conversion. The initial conversion ratio to ordinary shares was 1:1 at the respective issuance date. Since there has been no adjustment to conversion price since issuance, the conversion ratio remained at 1:1 for both Series A and Series A-1 Preferred Shares as of February 28, 2017. Please refer to revised disclosure on page F-28 in the Revised Draft Registration Statement.

AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
August 9, 2017
Page 15

27. ***Furthermore, please provide us with your analysis that demonstrates that the conversion feature did not represent a beneficial conversion feature of the Preferred Shares at issuance and that the effective conversion price at February 29, 2016 and February 28, 2017 continued to be equal to or in excess of the fair value of common equity at the issuance date. Also disclose the effective conversion price and the fair value of your common stock as of the commitment date.***

The Company respectfully advises the Staff that no beneficial conversion feature was noted for the preferred shares either at the issuance date or subsequently as the effective conversion price was always higher than the fair value of the common stock as of the commitment date.

ASC 470-20 describes a beneficial conversion feature (BCF) as "*a non-detachable conversion feature that is in the money at the commitment date*". To determine the commitment date, ASC 470-20-30-10 was referred to, which states that *the commitment date is the date when an agreement has been reached that meets the definition of a firm commitment.* A firm commitment is defined in ASC 470-20 as follows:

An agreement with an unrelated party, binding on both parties and usually legally enforceable, with the following characteristics:

a. The agreement specifies all significant terms, including the quantity to be exchanged, the fixed price, and the timing of the transaction. The fixed price may be expressed as a specified amount of an entity's functional currency or of a foreign currency. It may also be expressed as a specified interest rate or specified effective yield. The binding provisions of an agreement are regarded to include those legal rights and obligations codified in the laws to which such an agreement is subject. ...

b. The agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable.

Based on the guidance above, as the purchase agreement for preferred shares does not contain a disincentive for non-performance, the Company has concluded that the closing dates of the preferred shares (February 17, 2015 for Series A and August 19, 2016 for Series A-1) shall be deemed as the respective commitment date for Series A and Series A-1 Preferred Shares.

To determine if the conversion feature was "in the money" at the commitment date, the Company has applied the guidance set forth under ASC 470-20-30-3 to 8 to calculate an effective conversion price and compared it to the fair value of the ordinary shares into which the preferred shares are convertible into on the commitment date to determine if there's any intrinsic value, i.e., the BCF.

An effective conversion price is determined by the proceeds allocated to the Preferred Shares divided by the number of the Preferred Shares. As warrants were granted along with the issuance of Series A Preferred Share and the warrants are recognized as a liability measured at fair value under ASC 480, the Company allocated the proceeds following a "with-and-without" method similar to the method of allocating the basis of a hybrid instrument between a host contract and an embedded derivative under ASC 815-15-30-2, that is, allocate the proceeds to the fair value of the warrants first, then the remaining to the Series A Preferred Shares. The effective conversion price of Series A Preferred Share calculated in this manner was RMB7.39 per share on February 17, 2015. The fair value of ordinary share was RMB1.28 per share on February 17, 2015. Since the effective conversion price was higher than the fair value of the underlying ordinary shares at the commitment date, no beneficial conversion feature was recognized for Series A Preferred Shares as of the commitment date.

As for Series A-1 Preferred Shares, since the preferred shares were issued upon exercise of the warrants, the deemed proceeds of Series A-1 Preferred Shares is calculated as the sum of the fair value of the warrants on the exercise date (RMB30.63 per warrant) and the exercise price received in cash (RMB33.11 per share), or a total of RMB63.74 per share, which was higher than the fair value of the underlying ordinary share on the same date (RMB48.68 per share). Therefore, no BCF was recognized.

In determining the deemed proceeds for Series A-1 Preferred Shares, the Company has looked into the tentative guidance from EITF 00-27 addresses the accounting for a physically settled, liability-classified warrant for a convertible instrument:

Issue 14 — A company issues a warrant that allows the holder to acquire a convertible instrument for a stated exercise price. The warrant provides only for physical settlement (that is, delivery of the convertible instrument in exchange for the stated exercise price) and is classified as a liability instrument. The issues are (1) whether the commitment date for purposes of measuring the intrinsic value of a conversion option in a convertible instrument that is the underlying for a warrant is (a) the commitment date for the warrant or (b) the exercise date of the warrant, (2) how the deemed proceeds for the convertible instrument should be computed, and (3) when the intrinsic value of a beneficial conversion option in the underlying convertible instrument should be recognized.

49. The Task Force reached a tentative conclusion that the date used to measure the intrinsic value of a conversion option in a convertible instrument that is the underlying for a warrant that provides only for physical settlement upon exercise and that is classified as a liability instrument should be the exercise date for the warrant. The Task Force observed that a warrant that is classified as a liability is being marked to fair value through earnings while it is outstanding and that warrant's fair value depends in part on the value of the conversion option in the underlying convertible instrument.

50. Assume that Company A issues a freestanding warrant to Company B on January 15, 20X0, for its fair value, $20. Also assume the commitment date for the warrant is the date of issuance. The warrant provides Company B with the right during the next 2 years to exercise the warrant for $100 in cash and receive Company A $100 par value convertible debt. The debt is convertible into 10 shares of Company A common stock. The fair value of Company A stock on January 15, 20X0, is $11 per share. Company B exercises the warrant on February 15, 20X1, when the fair value of Company A stock is $20 per share and the fair value and carrying amount of the warrant is $105. Also assume that the warrant terms require physical settlement upon exercise and Company A has determined that the warrant is classified as a liability.

51. Because Company A has classified the warrant as a liability instrument, the exercise date for the warrant should be used to measure and recognize the intrinsic value of the conversion option in the convertible instrument that is the underlying for the warrant. Accordingly, the fair value of the stock on the exercise date of $20 per share should be used to calculate the intrinsic value of the conversion option. When the warrant is classified as a liability instrument, the deemed proceeds for the convertible instrument ($205) should equal the sum of the carrying amount of the warrant at the exercise date ($105) and the warrant's exercise price ($100). In this example, there is no beneficial conversion option because the amount of proceeds ($205) exceeds the fair value of the common stock into which the instrument can be converted ($200, calculated as $20 per share × 10 shares). The exercise of the warrant and resulting issuance of the convertible debt would be recorded as follows:

Cash $ 100

Warrant liability 105

  Convertible debt $ 100

  Additional paid-in capital $105

Although the above guidance is non-authoritative, the Company considers the example is an appropriate application of the BCF guidance in the absence of explicit authoritative guidance.

In addition, the Company has evaluated if there's any contingent BCF to be recognized in accordance with ASC paragraph 470-20-35-1subsequent to the commitment date and concluded there's none as there's no contingent adjustment to the conversion price has occurred.

AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
August 9, 2017
Page 18

In response to the Staff's comment, the Company has provided disclosure on the effective conversion price and the fair value of ordinary shares on the commitment dates on page F-28 in the Revised Draft Registration Statement.

Note 12. Commitments and Contingencies, page F-30 — F-31

28. *We note in the Risk Factor on page 14 that a majority of your learning centers do not possess the required educational permits and business licenses which may subject you to fines and other penalties. Please fully comply with the accounting and disclosure guidance for contingent liabilities in ASC 450-20-50-1 through 50-6 and advise us in detail.*

The Company respectfully advises the Staff that no contingent liability in this regard has been recorded as of February 28, 2017 in accordance with ASC 450-20-50-2 as the loss is not deemed probable nor can the associated amount be reasonably estimated. In addition, ASC 450-20-50-6 states that:

Disclosure is not required of a loss contingency involving an unasserted claim or assessment if there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless both of the following conditions are met:

a. It is considered probable that a claim will be asserted.

b. There is a reasonable possibility that the outcome will be unfavorable.

The Company has not been contacted by the authorities for the noncompliance or subjected to any investigations. Historically, the Company had not made any penalty payments for these noncompliance. While this issue is commonly observed in after-school education service industry, the number of schools reported to be investigated and eventually fined is very limited. Considering the uncertainties in the implementation of relevant PRC applicable laws and regulations, the PRC legal counsel has advised the Company that (i) the amount of potential fines, confiscation or possible losses related to these noncompliance cannot be correctly predicted, due to discretion exercised by relevant government authorities, and (ii) whether and when all the learning centers will be examined by relevant government authorities cannot be reasonably estimated. Based on the above considerations, the Company believes that it cannot reasonably estimate whether the current status would result in any claims, fines or confiscation. Therefore, no contingent liability is required to be recorded for any such noncompliance in accordance with ASC 450-20-50-1 through 50-6.

AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
August 9, 2017
Page 19

In response to the Staff's comment, the Company has provided additional disclosure on page F-32 in the Revised Draft Registration Statement.

29. **We note in the Risk Factor on page 14 that a majority of your learning centers are not in compliance with fire safety regulations which may subject you to fines and you may be unable to continue operations at these learning centers. Please fully comply with the accounting and disclosure guidance for contingent liabilities in ASC 450-20-50-1 through 50-6 and advise us in detail.**

The Company respectfully advises the Staff that no contingent liability in this regard has been recorded as of February 28, 2017 in accordance with ASC 450-20-50-2 as the loss is not deemed probable nor can the associated amount be reasonably estimated. The Company has not been contacted by the authorities or subjected to investigations. Historically, the Company has not made any penalty payments for these noncompliance. Considering the uncertainties in the implementation of relevant applicable PRC laws and regulations, the PRC legal counsel has advised the Company that (i) the amount of potential fines, confiscation or possible losses related to these noncompliance cannot be correctly predicted, due to discretion exercised by relevant government authorities, and (ii) whether and when all the learning centers will be examined by relevant government authorities cannot be reasonably estimated. Based on the above considerations the Company believes that it cannot reasonably estimate whether the current status would result in any claims, fines or confiscation. Based on the above considerations, the Company has concluded that the probability of the potential fines or confiscation cannot be reasonably estimated. Therefore, no contingent liability is required to be recorded for any such noncompliance in accordance with ASC 450-20-50-1 through 50-6.

In response to the Staff's comment, the Company has provided additional disclosure on page F-32 in the Revised Draft Registration Statement.

Note 14. Segment Information, page F-31

30. *We note you apparently operate in one segment. In light of your organizational structure that includes VIE subsidiaries, as disclosed on page F-10, and recent acquisitions in markets other than Shanghai, please explain to us in detail how you considered the guidance in ASC 280 and specifically, whether these VIE subsidiaries are operating segments.*

The Company respectfully advises the Staff that, the Company performs an evaluation to determine the appropriateness of our segment disclosures in accordance with ASC 280.

To qualify as an operation segment, it needs to possess all three characteristics outlined by ASC 280-10-50-1:

An operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.Its discrete financial information is available.

The Company's business is conducted through learning centers owned and operated by subsidiaries of the Company's VIEs, and is managed centrally by a chief operating decision maker, or CODM. The CODM has responsibility for determining the overall strategy of the Company and implementing it across each aspect of the business. The financial information provided to and regularly reviewed by the CODM contains disaggregated revenue data by contribution of each learning center but all profit/loss information below revenue is presented at the consolidated level. As the teachers are shared among learning centers including the recently acquired learning centers in markets outside of Shanghai, the related personnel costs are only recorded at the consolidated level, not allocated to each learning center. Decisions regarding resource allocation and performance assessment of the learning centers are made at a consolidated level by the CODM primarily based on revenue and other non-financial measures, including gross billings, student enrollment, classroom utilization, etc. Because the financial information at the learning center level regularly reviewed by the CODM does not contain a measure of profit or loss by learning center, discrete financial information is not available, and learning center does not constitute an operating segment as of the date of this response letter.

Thus we concluded the Company has only one operating segment and therefore one reportable segment as of February 28, 2017 in accordance with ASC 280.

Note 17. Subsequent Events, page F-32

31. *Please disclose the per share exercise price of the stock options granted in March 2017. Also, please compare for us your estimate of the fair value of an ordinary share on the March 2017 grant date(s) and your anticipated offering price per share, and explain to us the factors that contributed to any difference in these values.*

In response to the Staff's comment, the Company has revised the disclosure on page F-34 of the Revised Draft Registration Statement to add the per share exercise price of the share options granted in March 2017. The Company acknowledges the Staff's comment regarding the factors that contributed to any difference in value between the fair value of an ordinary share on the March 2017 grant date(s) and the anticipated offering price per share and will provide a detailed response in a later submission when the anticipated offering price is available.

* * *

AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
August 9, 2017
Page 21

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell). Questions pertaining to accounting and auditing matters may be directed to Charlotte Lu at Deloitte Touche Tohmatsu at chalu@deloitte.com.cn, +86 21 6141 1801 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c. Yi Zuo, Chief Financial Officer
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP